Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MGP Ingredients, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-51849, 333-119860, 333-137593 ,333-162625 and 333-162626 on Form S-8 of MGP Ingredients, Inc. of our report dated September 2, 2010, with respect to the consolidated balance sheets of MGP Ingredients, Inc. and subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended June 30, 2010, and Schedule II — Consolidated Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of June 30, 2010, which appears in the June 30, 2010 annual report on Form 10-K of MGP Ingredients, Inc.

/s/ KPMG LLP

Kansas City, Missouri
September 2, 2010